SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of April 25, 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                   Marconi plc

                              RESTRUCTURING UPDATE

                           Results of Creditor Voting

   - Scheme creditors of Marconi Corporation plc and Marconi plc have voted overwhelmingly to approve the schemes of arrangement with a very high level of turnout

   - 99.98 per cent by value and 94.71 per cent by number of Marconi
    Corporation plc scheme creditors who voted at the meeting voted in favour of the Marconi Corporation plc scheme

   - 99.97 per cent by value and 93.60 per cent by number of Marconi plc scheme creditors who voted at the meeting voted in favour of the Marconi plc scheme


John Devaney, Chairman of Marconi plc, said "The overwhelming support received from our creditors today demonstrates clearly that they share our belief in the inherent value of Marconi as an ongoing business. We now move on to achieving the final legal approvals from both the UK and US courts, which will clear the way for the re-listing of Marconi, which is currently expected to take place on 19 May 2003."

London - 25 April 2003 - The creditor groups of Marconi plc ("plc") (MONI) and Marconi Corporation plc ("Corp") today voted overwhelmingly to support its financial restructuring. At separate meetings of scheme creditors of plc ("plc Scheme Creditors") and Corp ("Corp Scheme Creditors") (the "Scheme Meetings"), the schemes of arrangement in relation to each of plc and Corp (the "Schemes") were approved by a majority in number representing more than the required 75 per cent in value of the scheme creditors present and voting (either in person or by proxy) (the "Requisite Majorities") at the respective Scheme Meetings. Approval of the Schemes by the Requisite Majorities is a key pre-condition for the Schemes becoming effective. The Corp Scheme is not conditional on the plc Scheme becoming effective. However, the plc Scheme will not become effective unless the Corp Scheme becomes effective.

In order for the Schemes to become effective and legally binding, UK Court orders sanctioning the Schemes must also be obtained. The Court orders must then be sealed and copies delivered for registration to the Registrar of Companies in England and Wales. The UK Court hearing to sanction the Schemes is currently scheduled to begin on 12 May 2003.

Corp and plc will not take the necessary steps to make the Schemes effective unless, inter alia, permanent injunction orders of the US Bankruptcy Court are obtained in respect of the Schemes and all other conditions precedent under the working capital and performance bonding facilities are satisfied or waived. The US Bankruptcy Court hearing is currently scheduled to take place on 14 May 2003.

It is currently expected that the Schemes will become effective, with trading in the new securities to be issued by Corp commencing on the London Stock Exchange on 19 May 2003.

The figures set out below represent the final results of the voting by scheme creditors, either by proxy or in person, at the Scheme Meetings.


CORP SCHEME

The result of the voting by the Corp Scheme Creditors present and voting (either in person or by proxy) at the Corp scheme meeting is as follows:

          Value of Votes    Number of Votes

 FOR        99.98%            94.71%

 AGAINST     0.02%             5.29%


 Total      100.0%            100.0%



PLC SCHEME

The result of the voting by the plc Scheme Creditors present and voting (either in person or by proxy) at the plc scheme meeting is as follows:

          Value of Votes    Number of Votes

FOR           99.97%             93.60%

AGAINST        0.03%              6.40%

Total         100.0%             100.0%

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts




David Beck / Joe Kelly             Heather Green
Public Relations                   Investor Relations

+44 (0) 207 306 1771               +44 (0) 207 306 1735

+44 (0) 207 306 1490

joe.kelly@marconi.com              heather.green@marconi.com
-----------------------            ---------------------------






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 25 April 2003